

June 8, 2011

<u>Via U.S. Mail and Facsimile</u>

James G. Pratt
Treasurer, Secretary and Chief Financial Officer
Hills Bancorporation
131 Main Street
Hills, IA 52235

> **Re:** **Hills Bancorporation**
> **Registration Statement on Form S-3**
> **Filed May 12, 2011**
> **File No. 333-174149**

Dear Mr. Pratt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-3 filed May 12, 2011</u>

<u>General</u>

1. Please revise to disclose, as soon as practicable, all information that is not permitted to be omitted from the registration statement at the time of effectiveness, including the number of shares to be offered. Note that we will need time to review this information prior to accelerating the effectiveness of the registration statement.

2. Please provide us with your analysis supporting your apparent conclusion that the 10-day withdrawal period following a development viewed, by management, to be "significant" is sufficient for that information to be conveyed to the purchaser for purposes of Rule 159. In particular, please address how you analyzed the fact that, but for the company's action, the subscriber had been irrevocably bound to purchase the securities.

3. We note that you have included numerous placeholders in the registration statement for June 30, 2011 financial information. Please note that we will need adequate time to review this information prior to accelerating the effectiveness of the registration statement.

4. Please revise to disclose, where appropriate, whether the officers and directors currently intend to purchase shares in the offering and, if so, to what extent. If they do not intend to purchase shares in the offering, please disclose why they do not intend to purchase.

Prospectus Cover Page

5. Revise the cover page to clarify the last date through which the offering can be extended.

Use of Proceeds, page 9

6. We note proceeds from the offering may be used for, among other things, potential future acquisition opportunities. Please tell us whether you have any current plans to engage in acquisitions. To the extent future acquisitions are contemplated, please provide the information required by Instruction 6 to Item 504 of Regulation S-K.

Determination of the Offering Price, page 11

7. We note that an appraisal will be obtained from Austin Associates, LLC. Please confirm the appraisal will be filed as an exhibit to the registration statement. Also, revise to disclose the reasons for obtaining the appraisal. Also, please clarify any differences between the appraisal and fairness opinion provided by Austin Associates.

Plan of Distribution, page 13

8. We note the shares will be offered by certain officers, directors and employees in reliance on Rule 3a4-1 under the Exchange Act. Please provide us with a brief legal analysis addressing how each selling officer, director and employee will satisfy the requirements of the rule.

Exhibit 5.1

9. Refer to assumption C. It is inappropriate to assume that the board will establish the number of shares to be offered and the price to be paid for such shares in a manner that is consistent with the company's articles of incorporation. Please arrange for counsel to revise accordingly.

10. Revise assumption F to remove the assumption that the company has been, and is, as of the date of effectiveness, a corporation in good standing with the State of Iowa.

11. Refer to assumption H. It is inappropriate for counsel to assume that the total number of shares to be offered and sold will not exceed the total number of shares that the company is authorized to issue. Please arrange for counsel to revise accordingly.

12. Refer to qualification (b). The legality opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly; alternatively, confirm that you will refile the opinion on the date of effectiveness. Make similar revisions to the opinion's third paragraph and assumptions C and G.

13. Refer to qualification (c). Please confirm that counsel is licensed to practice in Iowa. If counsel is not licensed to practice in Iowa, please either obtain an opinion from counsel that is licensed to practice in the relevant jurisdiction or remove the qualification as to jurisdiction. In the event counsel includes a qualification as to jurisdiction, counsel may not limit the opinion to only statutory law. In that case, arrange for counsel to clarify that the opinion is based on statutory law as well as all applicable provisions of the Iowa Constitution and reported judicial decisions interpreting these laws.

14. Refer to the last paragraph. Counsel may limit reliance on the opinion with regard to purpose, but not person. Please arrange for counsel to revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Martin D. Werner, Esq.
        Thomas C. Blank, Esq.
            Shumaker, Loop & Kendrick, LLP